MEDIASET

12g3-2(b)

RECEIVED

2008 NOV -7 A 9:13

082-04575

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

SUPPL

08005751

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 3th November 2008

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of October.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
NOV 13 2008
THOMSON REUTERS

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

dlw 11/7

RECEIVED
2008 NOV -7 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TELECINCO

Madrid, 30 October 2008

Today Telecinco our controlled company has disclosed the following press release

Net profit totals €242.38 million excluding the amortisation of intangible assets from the acquisition of Endemol

TELECINCO REGISTERS A NET PROFIT OF €228.38 MILLION DESPITE SLOWDOWN IN ADVERTISING SPENDING

- **Telecinco's net profit includes the accounting impact caused by the amortization of intangible assets in Endemol in connection with the allocation of goodwill from the acquisition. Without this impact, which totals €14 million, Telecinco's profit is down by only 7.8% on the same period in 2007, to €242.38 million**
- **Recession has not prevented Telecinco from maintaining its position as the leading television channel by advertising revenues for another quarter running, both in net terms (€670.80 million) and gross terms (€703.68 million). These figures also represent an increase in the channel's market share**
- **Strict cost control (costs have remained practically the same with only a slight increase of 0.3%) and solid EBIT (44.1%) and adjusted EBITDA (44.8%) margins reflect Telecinco's privileged position within the context of the crisis and confirms the television channel as one of the most profitable in Europe**
- **Telecinco, which maintains its leading position in regard to financial margins and cash flow generation, again emerges as the leading channel in audience share (18.4%), with a solid prime time (20.3%) and commercial target share, in both total day (20.1%) and prime time (22%)**

In the context of the current domestic and international economic and financial crisis, Telecinco has registered a net profit of €228.38 million in the first nine months of 2008, a figure which demonstrates the channel's strong position in the sector and once again places it among the most profitable television channels in Europe, with a decline of only 13.1% on the same period last year and of only 7.8%

if the €14 million accounting impact caused by the amortisation of intangible assets in Endemol (*) is excluded. Excluding this item, **Telecinco's net adjusted profit** lies at **€242.38 million**, compared with €262.82 million in the same period of 2007.

(*) The €14 million difference between the net profit and the adjusted figure is due to the impact of the increased amortization of intangible assets in Endemol (the product of the difference between the price paid by the current shareholders and the net book value of the group at the date of the acquisition) on the results from associates. This impact is of a purely accounting nature and does not add or detract value from the company nor does it generate any cash flow. This increased amortization is a result of assigning a part of the difference between Endemol's acquisition price and its book value at the date of the acquisition to certain assets ("Purchase Price Allocation").

Its **audience share leadership** has once again come to the fore during a period of fierce competition, registering even stronger figures during the **prime time** – where Telecinco's share has remained unaltered compared with the same period last year – and in the **commercial target**, two areas where the channel shows a notable difference between it and the second and third most popular channels.

This strength, coupled with the commercial management undertaken by Publiespaña and a cost-control policy, has allowed Telecinco to maintain profitability ratios unequalled in the market, with an operating margin (**adjusted EBITDA**) of **€329.43 million (44.8% margin on net revenues)** and an **EBIT** of **€324.29 million**, which is equivalent to a **44.1% margin on net revenues**.

Total operating costs have effectively equalled those registered in the same period of 2007, with a slight increase of 0.3%.

Telecinco, through Grupo Publiespaña, has registered €670.80 million in net advertising revenues

Telecinco's **total gross advertising revenues** between January and September reached **€703.68 million** – down by only 6.2% on last year's figure – while **net advertising revenues** lie at **€670.80 million**, a figure which shows the success of Grupo Publiespaña in managing Telecinco's advertising space, where advertisers have once again placed their trust in order to reach the most valuable audience segments.

This means the re-statement of the channel's traditional nº 1 position in the TV advertising market and leads to an increase in its **market share,** which stood at **31.4%** as at the end of the first half of 2008.

Contributors to these figures include **Publimedia Gestión**, the Grupo Publiespaña subsidiary in charge of selling audiovisual content for platforms such as DTT, cable television, outdoor media and print media, and **Advanced Media**, dedicated to the commercial management of online and mobile platforms. The results of both

companies recorded year-on-year growths.

Audience share leader for the year to date, Telecinco further stands out in the prime time slot and strengthens its share of the commercial target

Telecinco once again showed its capacity to pull in spectators, who remain loyal to the channel's range of series, in-house productions and news programmes.

Between January and September, Telecinco was **Spain's most popular television channel** with an audience share of **18.4%**, 1.7 pp ahead of TVE 1 (16.7%) and 2.4 pp ahead of Antena 3 which comes in in third position with a 16% share.

This leadership in the total day share is equally visible in the main time slots, especially at **prime time**, which receives the greatest concentration of advertising investment. In this slot, Telecinco **(20.3%)** has maintained last year's figure while significantly increasing the lead on its main competitors to new all-time highs: 4.6 pp ahead of TVE 1 (15.7%) and 4.8 pp ahead of Antena 3 (15.5%).

With respect to the **commercial target**, Telecinco once again leads this area during the first half of 2008 with a **20.1% share**, a figure that grows to **22% in the prime time slot**. These figures demonstrate a lead of 3.8 pp and 6.3 pp on Antena 3 (16.3% and 15.7% respectively) and 6.8 pp and 9.3 pp on TVE 1 (13.3% and 12.7% respectively).

TELECINCO PRESS OFFICE

Department of Communications and Corporate Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	ADREANI	NOME / FIRST NAME	GIULIANO
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER			

2. EMITTENTE QUOTATO / LISTED COMPANY	
RAGIONE SOCIALE / CORPORATE NAME	MEDIASET

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA FISICA STRETTAMENTE LEGATA AD UN SOGGETTO RILEVANTE (CONIUGE NON SEPARATO LEGALMENTE, FIGLIO, ANCHE DEL CONIUGE, A CARICO, GENITORE, PARENTE O AFFINE CONVIVENTE) / NATURAL PERSON CLOSELY ASSOCIATED WITH A RELEVANT PERSON (SPOUSE, UNLESS LEGALLY SEPARATED, DEPENDENT CHILDREN OF THE RELEVANT PERSON OR OF THE SPOUSE, PARENTS, RELATIVES AND RELATIVES-IN-LAW)			
3.2 DATI ANAGRAFICI / PERSONAL DATA'			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	Totaro	NOME / FIRST NAME	Maria Rosaria

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[3]	CODICE ISIN / ISIN CODE[*]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
13/10/2008	A	IT0001063210	MEDIASET	AZO	7,000	4.1058	28,740.6	MERC-IT	Unica operazione valorizzata al p.m. ponderato
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							28,740.6		

12g3-2(b)

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITA DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													28,740.6		

1. Questa sezione relative ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01)
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amerket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanzieri di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant, in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "nota" il relativo prezzo di esercizio, la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securtised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options)
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BERLUSCONI*	NOME / FIRST NAME	*MARINA*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*MEDIASET*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA GIURIDICA, SOCIETÀ DI PERSONE O TRUST STRETTAMENTE LEGATA AD UN SOGETTO RILEVANTE O AD UNA PERSONA FISICA DI CUI AL PUNTO PRECEDENTE / LEGAL PERSON, UNLIMITED PARTNERSHIP OR TRUST CLOSELY ASSOCIATED WITH A RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA GIURIDICA, SOCIETA' DI PERSONE O TRUST / LEGAL PERSON, UNLIMITED PARTNERSHIP OR TRUST

RAGIONE SOCIALE / CORPORATE NAME	*HOLDING ITALIANA QUARTA SPA*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
10/10/2008	A	IT0001063210	MEDIASET	AZO	130,000	3.8146	495,898	MERC-IT	Unica operazione valorizzata al p.m.ponderato.
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							495,898		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITA' / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITA' DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													495,898		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e g UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0 99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e g for a bond negotiated below par value at a price of 99 indicate 0 99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction.
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant, in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "nota" il relativo prezzo di esercizio, la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options)
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e g UIC for Italy)
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

TELECINCO

COMMUNICATION OF A RELEVANT FACT

According to the provisions of Section 82 of the Spanish Stock Market Act No. 24/88, of July 28, 1988, "GESTEVISIÓN TELECINCO, S.A." reports the following

RELEVANT FACT

The Board of Directors of "GESTEVISION TELECINCO, S.A." held on May 7 2008, unanimously approved the following agreements proposed by the Rules of Appointments and Remuneration Committee:

a) Appoint Mr. Borja Prado Eulate (External Independent Board Member) as new member of the Rules of the Audit and Compliance Committee replacing the resigning member Mr. José María Bergareche Busquet (External Board Member appointed by a Shareholder).

b) Appoint Mr. Borja Prado Eulate (External Independent Board Member) as new Chairman of the Rules of the Audit and Compliance Committee replacing Mr. Angel Durández Adeva (External Independent Board Member), the reason for this is the end of the four year legally established period for this position.

c) As per the above mentioned changes, the Rules of the Audit and Compliance Committee is composed in the following way:

Name	Position	Tipología
Mr. Borja Prado Eulate	Chairman	Independent External Board Member
Mr. Fedele Confalonieri	Member	External Board Member appointed by a Shareholder
Mr. Giuliano Adreani	Member	External Board Member appointed by a Shareholder
Mr. Alredo Messina	Member	External Board Member appointed by a Shareholder
Mr. Marco Giordani	Member	External Board Member appointed by a Shareholder
Mr. Angel Durández Adeva	Member	External Independent Board Member

TELECINCO

Mr. Mario Rodríguez Valderas	Secretary not Board Member	

Madrid, October 3rd 2008

Mario Rodríguez Valderas
Secretary General and Secretary of the Board

END